SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco obtained SOX Certification

Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. are pleased to announce the achievement of the 404 section certification of Sarbanes-Oxley Law (SOX), known as SOX Certification, regarding internal controls over US GAAP Consolidated Financial Statements.

This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure. For further queries, please refer to the 2006 20-F form filed by Unibanco and Unibanco Holdings in the Securities Exchange Commission (SEC) and in the Comissão de Valores Mobiliários (CVM), available in our website www.ir.unibanco.com.

São Paulo, June 18, 2007.

Investor Relations
Unibanco

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 19, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.